# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rackspace Technology, Inc., CIK 0001810019
CUSIP: 750102105
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 1 Fanatical Place,, City of Windcrest,, San Antonio, Texas (TX), 78218
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-21-022051
Filed by CIK 0001449433

## Reporting persons
- Apollo Management Holdings GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 129,609,000; sole dispositive power 0; shared dispositive power 129,609,000; aggregate amount beneficially owned 129,609,000 (57% of the class)
- AP Inception Co-Invest ML Borrower, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 69,609,000; sole dispositive power 0; shared dispositive power 69,609,000; aggregate amount beneficially owned 69,609,000 (30.6% of the class); the aggregate amount excludes certain shares
- AP Inception ML Borrower, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 60,000,000; sole dispositive power 0; shared dispositive power 60,000,000; aggregate amount beneficially owned 60,000,000 (26.4% of the class); the aggregate amount excludes certain shares
- AP Inception Co-Invest GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 69,609,000; sole dispositive power 0; shared dispositive power 69,609,000; aggregate amount beneficially owned 69,609,000 (30.6% of the class); the aggregate amount excludes certain shares
- AP Inception Co-Invest ML GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 69,609,000; sole dispositive power 0; shared dispositive power 69,609,000; aggregate amount beneficially owned 69,609,000 (30.6% of the class); the aggregate amount excludes certain shares
- Apollo Co-Investment Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 69,609,000; sole dispositive power 0; shared dispositive power 69,609,000; aggregate amount beneficially owned 69,609,000 (30.6% of the class); the aggregate amount excludes certain shares
- AP Inception ML GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 60,000,000; sole dispositive power 0; shared dispositive power 60,000,000; aggregate amount beneficially owned 60,000,000 (26.4% of the class); the aggregate amount excludes certain shares
- AP VIII Inception Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 60,000,000; sole dispositive power 0; shared dispositive power 60,000,000; aggregate amount beneficially owned 60,000,000 (26.4% of the class); the aggregate amount excludes certain shares
- Apollo Management VIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 60,000,000; sole dispositive power 0; shared dispositive power 60,000,000; aggregate amount beneficially owned 60,000,000 (26.4% of the class); the aggregate amount excludes certain shares
- AIF VIII Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 60,000,000; sole dispositive power 0; shared dispositive power 60,000,000; aggregate amount beneficially owned 60,000,000 (26.4% of the class); the aggregate amount excludes certain shares
- Apollo Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 129,609,000; sole dispositive power 0; shared dispositive power 129,609,000; aggregate amount beneficially owned 129,609,000 (57% of the class)
- Apollo Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 129,609,000; sole dispositive power 0; shared dispositive power 129,609,000; aggregate amount beneficially owned 129,609,000 (57% of the class)
- Apollo Management Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 129,609,000; sole dispositive power 0; shared dispositive power 129,609,000; aggregate amount beneficially owned 129,609,000 (57% of the class)

## Item 1. Issuer
Name of issuer: Rackspace Technology, Inc.
Address of issuer's principal executive offices: 1 Fanatical Place, City of Windcrest, San Antonio, TX, 78218

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) AP Inception Co-Invest ML Borrower, L.P. ("AP Co-Invest Borrower"); (ii) AP Inception ML Borrower, L.P. ("AP Borrower"); (iii) AP Inception Co-Invest GP, LLC ("AP Co-Invest"); (iv) AP Inception Co-Invest ML GP, LLC ("AP Co-Invest ML"); (v) Apollo Co-Investment Management, LLC ("Co-Investment Management"); (vi) AP Inception ML GP, LLC; (vii) AP VIII Inception Holdings GP, LLC ("AP VIII"); (viii) Apollo Management VIII, L.P. ("Management VIII"); (ix) AIF VIII Management, LLC ("AIF VIII LLC"); (x) Apollo Management, L.P. ("Apollo Management"); (xi) Apollo Management GP, LLC ("Management GP"); (xii) Apollo Management Holdings, L.P. ("Management Holdings"); and (xiii) Apollo Management Holdings GP, LLC ("Management Holdings GP"). The foregoing are collectively referred to herein as the "Reporting Persons."

AP Co-Invest Borrower and AP Borrower each hold securities of the Issuer.

AP Co-Invest is the sole member of AP Co-Invest ML, which is the general partner of AP Co-Invest Borrower. AP VIII is the sole member of AP Inception ML GP, LLC, which is the general partner of AP Borrower. Management VIII is the manager of AP VIII. AIF VIII LLC is the general partner of Management VIII. Co-Investment Management is the manager of AP Co-Invest.

Apollo Management is the sole member-manager of each of Co-Investment Management and AIF VIII LLC. Management GP is the general partner of Apollo Management. Management Holdings is the sole member and manager of Management GP. Management Holdings GP is the general partner of Management Holdings.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 9 West 57th Street, 41st Floor, New York, New York 10019.
Citizenship: AP Co-Invest Borrower, AP Borrower, AP Co-Invest, Management VIII, Apollo Management, and Management Holdings are each Delaware limited partnerships. AP Co-Invest ML, Co-Investment Management, AP Inception ML GP, LLC, AP VIII, AIF VIII LLC, Management GP, and Management Holdings GP are each Delaware limited liability companies.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Management Holdings GP 129,609,000
AP Co-Invest Borrower 69,609,000
AP Borrower 60,000,000
AP Co-Invest 69,609,000
AP Co-Invest ML 69,609,000
Co-Investment Management 69,609,000
AP Inception ML GP, LLC 60,000,000
AP VIII 60,000,000
Management VIII 60,000,000
AIF VIII LLC 60,000,000
Apollo Management 129,609,000
Management GP 129,609,000
Management Holdings 129,609,000

AP Co-Invest, AP Co-Invest ML, Co-Investment Management, AP Inception ML GP, LLC, AP VIII, Management VIII, AIF VIII LLC, Apollo Management, Management GP, Management Holdings, and Management Holdings GP, and Messrs. Scott Kleinman, James Zelter, and Marc Rowan, the managers, as well as executive officers, of Management Holdings GP, each disclaim beneficial ownership of all shares of Common Stock included in this filing, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
Management Holdings GP 57.0%
AP Co-Invest Borrower 30.6%
AP Borrower 26.4%
AP Co-Invest 30.6%
AP Co-Invest ML 30.6%
Co-Investment Management 30.6%
AP Inception ML GP, LLC 26.4%
AP VIII 26.4%
Management VIII 26.4%
AIF VIII LLC 26.4%
Apollo Management 57.0%
Management GP 57.0%
Management Holdings 57.0%

The percentages are based on 227,568,885 shares of Common Stock outstanding as of November 5, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed on November 12, 2024.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
Management Holdings GP 129,609,000
AP Co-Invest Borrower 69,609,000
AP Borrower 60,000,000
AP Co-Invest 69,609,000
AP Co-Invest ML 69,609,000
Co-Investment Management 69,609,000
AP Inception ML GP, LLC 60,000,000
AP VIII 60,000,000
Management VIII 60,000,000
AIF VIII LLC 60,000,000
Apollo Management 129,609,000
Management GP 129,609,000
Management Holdings 129,609,000
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
Management Holdings GP 129,609,000
AP Co-Invest Borrower 69,609,000
AP Borrower 60,000,000
AP Co-Invest 69,609,000
AP Co-Invest ML 69,609,000
Co-Investment Management 69,609,000
AP Inception ML GP, LLC 60,000,000
AP VIII 60,000,000
Management VIII 60,000,000
AIF VIII LLC 60,000,000
Apollo Management 129,609,000
Management GP 129,609,000
Management Holdings 129,609,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Apollo Management Holdings GP, LLC: /s/ James Elworth, James Elworth/Vice President (02/14/2025)
- AP Inception Co-Invest ML Borrower, L.P.: AP Inception Co-Invest ML GP, LLC, General partner (02/14/2025)
- AP Inception Co-Invest ML Borrower, L.P.: AP Inception Co-Invest GP, LLC, Sole member (02/14/2025)
- AP Inception Co-Invest ML Borrower, L.P.: /s/ James Elworth, James Elworth/Vice President (02/14/2025)
- AP Inception ML Borrower, L.P.: AP Inception ML GP, LLC, General partner (02/14/2025)
- AP Inception ML Borrower, L.P.: AP VIII Inception Holdings GP, LLC, Sole member (02/14/2025)
- AP Inception ML Borrower, L.P.: /s/ James Elworth, James Elworth/Vice President (02/14/2025)
- AP Inception Co-Invest GP, LLC: /s/ James Elworth, James Elworth/Vice President (02/14/2025)
- AP Inception Co-Invest ML GP, LLC: AP Inception Co-Invest GP, LLC, Sole member (02/14/2025)
- AP Inception Co-Invest ML GP, LLC: /s/ James Elworth, James Elworth/Vice President (02/14/2025)
- Apollo Co-Investment Management, LLC: /s/ James Elworth, James Elworth/Vice President (02/14/2025)
- AP Inception ML GP, LLC: AP VIII Inception Holdings GP, LLC, Sole member (02/14/2025)
- AP Inception ML GP, LLC: /s/ James Elworth, James Elworth/Vice President (02/14/2025)
- AP VIII Inception Holdings GP, LLC: /s/ James Elworth, James Elworth/Vice President (02/14/2025)
- Apollo Management VIII, L.P.: AIF VIII Management, LLC, General partner (02/14/2025)
- Apollo Management VIII, L.P.: /s/ James Elworth, James Elworth/Vice President (02/14/2025)
- AIF VIII Management, LLC: /s/ James Elworth, James Elworth/Vice President (02/14/2025)
- Apollo Management, L.P.: Apollo Management GP, LLC, General partner (02/14/2025)
- Apollo Management, L.P.: /s/ James Elworth, James Elworth/Vice President (02/14/2025)
- Apollo Management GP, LLC: /s/ James Elworth, James Elworth/Vice President (02/14/2025)
- Apollo Management Holdings, L.P.: Apollo Management Holdings GP, LLC, General partner (02/14/2025)
- Apollo Management Holdings, L.P.: /s/ James Elworth, James Elworth/Vice President (02/14/2025)